Filed by The Black & Decker Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-1553)

On November 2, 2009, The Black & Decker Corporation distributed by email to its employees the following FAQs for Black & Decker Employees relating to the proposed transaction between with The Stanley Works.

FAQs FOR BLACK & DECKER EMPLOYEES

1.	What did we announce today?

Black & Decker and The Stanley Works have agreed to merge in a transaction to create Stanley Black & Decker, an $8.4 billion global industrial leader with first-rate brand portfolios and a broad array of products and services. When the transaction is completed—which we expect will occur in the first half of 2010—the combined enterprise will be stronger and more diversified and a supplier-of-choice for tools, with even greater worldwide recognition and appeal among retailers, commercial customers and individual consumers.

2.	What will the new company be called and where will it be headquartered?

The combined company will be called Stanley Black & Decker. The combined company will retain a presence in both Towson and Connecticut, where Stanley is headquartered. The combined company’s headquarters will be in New Britain, CT and the Power Tools Headquarters will be in Towson. Decisions regarding the other business unit locations and global HQ locations will be reviewed over the coming months and communicated when appropriate.

3.	When do you expect to complete the transaction?

The transaction is expected to close in the first half of 2010. Because there is very little overlap between our two companies, the integration process should be smooth and seamless.

4.	When will employees know what impact, if any, the transaction will have on their jobs and responsibilities?

For now, there will be no immediate changes. However, as the press release indicates, the companies have identified approximately $350 million in annual cost synergies to be primarily derived from reductions in corporate overhead, business unit and regional consolidation, manufacturing and distribution, and purchasing. It is important to note that approximately 50% of those synergies are not related to people. In fact, we expect less than 10% of the combined company’s workforce to be affected.

We recognize the uncertainty this creates and as soon as more specific information is available, we will share it promptly with the affected individuals. Meanwhile, it is very important for every employee, and for the company, that all of us continue to do our jobs as before.

5.	If my job is eliminated, can I apply for another job at the combined company?

Yes.

6.	What will happen to employee benefits, salaries, and wages?

There are no immediate changes to current pay or benefit programs for Black & Decker as a result of the announcement. US-based employees should review the open enrollment materials for any benefit program changes for 2010. It is too early at this point to talk specifically about possible pay and benefits changes once the merger is complete. There will be regular communications to employees as those decisions are made.

7.	Should employees expect any changes between now and the closing of the transaction?

For now, there will be no immediate changes. While the transaction is being completed, we will continue to operate business as before and do everything we can to ensure that we continue delivering on our commitments to customers.

8.	What should employees do during the transition period before this merger is completed?

Employees should continue to do their jobs just as they did prior to the announcement.

9.	Should US employees still make their 2010 Open Enrollment elections?

Yes. US employees should make their 2010 Open Enrollment elections if you want to change your current Medical Plan or Dental Plan elections for 2010, as well as make 2010 Flexible Spending Account elections.

10.	How will decisions be made on base pay restorations?

In the US, the previously announced base pay restoration will occur in December 2009. Outside the US, decisions and arrangements, which vary by country and regions, will be reviewed and implemented as scheduled.

11.	Who should I contact if I have additional questions?

If you have questions, please contact your manager or HR leader.

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Where You Can Find More Information

Black & Decker will file with the SEC in connection with the proposed Merger a proxy statement, which will also constitute a prospectus of Stanley. You are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.blackanddecker.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Black & Decker, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the Merger. The names of Black & Decker’s directors and executive officers and a description of their interests in Black & Decker is set forth in the Definitive Proxy Statement for Black & Decker’s 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009. Stanley, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Stanley in connection with the Merger. The names of Stanley’s directors and executive officers and a description of their interests in Stanley are set forth in the proxy statement for Stanley’s 2009 annual meeting of stockholders, which was filed with the SEC on March 20, 2009. You can obtain more detailed information regarding the direct and indirect interests of Black & Decker’s and Stanley’s directors and executive officers in the Merger by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.